June 28, 2005

Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549 Attention: Mr. Donald C. Hunt
RE:	Comtech Group, Inc.

Registration Statement on Form S-1

Filed April 20, 2005

File No. 333-124201

Dear Mr. Hunt:

        On behalf of our client, Comtech Group, Inc. (the “Company”), in connection with its proposed public offering, we are filing amendment no. 3 to its registration statement on Form S-1. The amended registration statement has been marked to indicate changes from the amendment no. 2 filed on June 22, 2005.

        As we discussed yesterday, the Company and the underwriters will commence a two week road show beginning either this Friday or early next week, and preliminary prospectuses are being printed concurrently with this filing. The underwriters currently expect to price the offering on or around Monday, July 18, 2005. We would therefore greatly appreciate your assistance in providing any further comments at your earliest convenience. Kindly fax any further comments to Bob Wray at 1-917-777-5305 (a U.S. fax number).

Sincerely yours,

/s/ Robert G. Wray

Robert G. Wray

Enclosures

cc:	Comtech Group, Inc.

Mr. Jeffrey Kang

Ms. Hope Ni